# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chime Financial, Inc., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001104329

## Reporting persons
- Crosslink Capital, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,247,210; sole dispositive power 0; shared dispositive power 29,247,210; aggregate amount beneficially owned 29,247,210 (8.6% of the class)
- Michael J. Stark: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,247,210; sole dispositive power 0; shared dispositive power 29,247,210; aggregate amount beneficially owned 29,247,210 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Chime Financial, Inc.
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, CA, 94111.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Crosslink Capital, Inc. ("Crosslink")
Michael J. Stark ("Stark")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Crosslink Capital, Inc.
2180 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Citizenship:
Crosslink Delaware
Stark United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The securities reported herein are held by funds advised by Crosslink. Stark is the control person of Crosslink.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the Class A common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference. The percentage set forth in row 11 is based upon 338,594,524 shares of Class A common stock outstanding as of June 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on August 11, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Crosslink Capital, Inc.: /s/ Maureen Offer, By Maureen Offer, Chief Financial Officer (08/14/2025)
- Michael J. Stark: /s/ Michael J. Stark, Michael J. Stark (08/14/2025)